

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2010

Via Facsimile (317) 569-4800 & U.S. Mail
Mr. Clinton Coleman
Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana
46240-7657

>    **Re:    Bell Industries, Inc.**
>    **Amendment No. 1 to Schedule 13E-3**
>    **Filed on November 4, 2010**
>    **File No. 5-52973**
>
>    **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>    **Filed on November 4, 2010**
>    **File No. 1-11471**

Dear Mr. Coleman:

We have reviewed your response letter dated November 18, 2010 and have the following comments.

Schedule 13E-3/A

General

1.    We note your response to prior comment 2.  Please add Messrs. Schwarz and Coleman as filing parties.  Such persons are affiliates of the issuer who stand on both sides of the transaction.  As noted in prior staff letters,  such persons are required to comply with all of the disclosure and dissemination requirements set forth in Rule 13e-3.  Refer generally to Compliance & Disclosure Interpretation 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

2.    We note the analysis on page 6 of the response letter that addresses the Newcastle entities' level of engagement.  Please also disclose if true, that the Newcastle entities have no intention of exercising their present right to convert the Amended Convertible

Note in order to facilitate approval of the reincorporation and reverse stock split transaction.

3.      Please file an amendment to the proxy statement and Schedule 13e-3 that gives effect to the foregoing comments and that includes updated financial information and the proposed revised disclosures.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions


Cc (via facsimile):      Janelle Blankenship, Esq.
                         Baker & Daniels, LLP